UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                (Amendment No.1)


                                   VOIP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  60037 J 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 14, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60037 J 10 9                  13G                    Page 2 of 4 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     John Todd
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           750,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         750,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     750,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     3.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)


     IN
________________________________________________________________________________

CUSIP No. 60037 J 10 9                  13G                    Page 3 of 4 Pages



Item 1(a).  Name of Issuer:


            VOIP, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:


            12330 S.W. 53rd Street
            Ft. Lauderdale, FL  33330

Item 2(a).  Name of Person Filing:


            John Todd

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            12330 S.W. 53rd Street
            Ft. Lauderdale, FL  33330

Item 2(c).  Citizenship:


            U.S.A.

Item 2(d).  Title of Class of Securities:


            VoIP, Inc. Common Stock

Item 2(e).  CUSIP Number:


            60037 J 10 9

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


            Not applicable

CUSIP No. 60037 J 10 9                  13G                    Page 4 of 4 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 750,000 shares obtained on February 14, 2005 in a "net exercise" of 2,200,000 warrants


     (b)  Percent of class: 3.1%



     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote 750,000 shares.


          (ii)  Shared power to vote or to direct the vote 0.


          (iii) Sole power to dispose or to direct the disposition of 750,000 shares.


          (iv)  Shared power to dispose or to direct the disposition of 0.



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


     Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.



     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company


     Not applicable

Item 8.  Identification and Classification of Members of the Group.



     Not applicable

Item 9.  Notice of Dissolution of Group.



     Not applicable

Item 10.  Certifications.

     (a)   Not applicable

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2005
-----------------
Date


                                     By: /s/ John Todd
                                        ----------------------------------------
                                        John Todd